EXHIBIT 99.1

TRX Gold Reports Q3 2026 Production on Record Throughput, Reaffirms Guidance, and Accelerates Plant Expansion

TORONTO, June 05, 2026 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce preliminary results for Q3 20261.

  Record throughput drives strong production momentum and supports full-year guidance: In Q3 2026, the Company achieved record quarterly processing plant throughput of 1,833 tonnes per day (“tpd”), a 25% increase from the prior-year comparative period (Q3 2025: 1,461 tpd). This drove Q3 2026 gold production of 7,426 ounces, up 58% from 4,687 ounces in Q3 2025. Year to date, the Company has produced 21,476 ounces of gold and remains on track to meet its full-year production guidance of 25,000 to 30,000 ounces.
  Record GIC inventory and higher gold recovery provide momentum into Q4: In Q3 2026, gold-in-circuit (“GIC”) inventory increased to a record 1,706 ounces, up more than 1,000 ounces from Q2 2026, as the Company prioritized maximizing recovery and capturing additional value from processed ore. This higher GIC inventory is expected to provide additional support for Q4 2026 production through ongoing gold elution and smelting activity, as well as the drawdown of metal inventory held in carbon-in-leach tanks. Gold recovery improved significantly to 84.6% in Q3 2026, up 18% from 67% in Q3 2025, reflecting stronger operating performance and the benefits of continued process optimization. Improved recoveries during the quarter were driven by better feed size and quality to the mills, consistent tertiary crushing, tighter control over grinding, classification and throughput, and streamlined elution and electrowinning activities. These improvements underscore the Company's ability to enhance production efficiency and improve operating margins.
  Record gold price realization: During Q3 2026, the Company benefited from a record average market price for gold of approximately $4,731 per ounce (London PM fix), a 52% increase over the prior year comparative period (Q3 2025: $3,114 per ounce). Combined with higher year over year production, revenue is expected to be significantly higher in Q3 2026 than in the prior year comparative period.
  Advancing processing plant expansion and existing plant upgrades to significantly increase future production capacity: The Company continues to advance its processing plant expansion, a key catalyst for future growth. As previously reported, recent metallurgical test work has led the Company to specify a Semi Autogenous Grind (“SAG”) / Ball mill combination of 3,500 tpd as part of its next processing plant expansion based on optimal grind size for achievable mine feed from the mine plan. Tendering for the SAG mill has commenced with an award and orders expected to be placed in early Q4 2026. Additionally, the existing 2,000 tpd processing plant is currently undergoing significant upgrades and will be available to continue operating alongside the new 3,500 tpd SAG mill processing plant, providing a significant upgrade in processing capacity versus the 3,000 tpd processing plant size assumption in the PEA. Notable upgrades to the existing processing plant include a pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, Adsorption, Desorption and Recovery (“ADR”) plant, new gold room, apron feeder, belt magnet, and new tertiary crusher. These upgrades are currently in progress and are expected to be completed by calendar Q4 2026.

Stephen Mullowney, TRX Gold CEO commented: “Q3 2026 was a defining quarter for the Company as we delivered record plant throughput and improved recoveries, which drove strong production and a record buildup of gold-in-circuit inventory, demonstrating the operational strength and scalability of our asset. With production increasing 58% year-over-year and recoveries improving to 84.6%, our team continues to execute on initiatives that are driving higher efficiency, stronger margins, and greater cash flow generation. Importantly, we achieved these results during a period of record gold prices, further enhancing the value of every ounce produced. Looking ahead, we remain focused on unlocking the next phase of growth through our processing plant expansion program. The combination of a new 3,500 tpd SAG mill circuit and significant upgrades to our existing 2,000 tpd plant is expected to deliver processing capacity well beyond the assumptions outlined in our PEA. As we advance these projects while maintaining strong operational performance, we believe we are well positioned to increase production, expand margins, and create long-term value for our shareholders."

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day of throughput capacity, and a US$1.9 –US$2.6 billion pre-tax NPV5% at average life of mine gold prices of US$4,000-US$5,000/oz2. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to future gold prices, continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements and the preliminary data included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the preliminary data and forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 TRX Gold will provide additional discussion and analysis regarding its Q3 2026 production, sales and financial results when the Company reports its financial statements and Management’s Discussion and Analysis in mid-July 2026. Financial figures quoted throughout are preliminary in nature, unaudited and subject to change.

2 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).